Exhibit 107

FILING FEES

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common stock, no par value per share	21,366,700	$0.0468	$999,961.56	$147.60

Total	21,366,700	$0.0468	$999,961.56	$147.60

(1)	Consisting of 21,366,700 common shares issuable upon the sale of 20,000,000 shares and complete conversion of the 1,366,700 shares of Series B Preferred Stock previously issued as a commitment fee.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended.

(3)	The proposed maximum offering price per share and proposed aggregate offering price are based on the average of the high and low sales prices of the registrant’s common stock as reported on the Nasdaq National Market on December 20, 2023 which was $0.0468 per share.